                                                        Filed by Antigenics Inc.
                           pursuant to Rule 425 under the Securities Act of 1933



Subject Company:  Aquila Biopharmaceuticals, Inc. (Registration File
                  No. 333-46168)

[The following slide show presentation was delivered by Garo Armen, Ph.D., of Antigenics Inc. on October 2, 2000 at the UBS Warburg Global Life Sciences Conference at the Pierre Hotel, New York, New York.]



SLIDE:

[Logo.]

Antigenics


SLIDE:

Sources of Important Information

This material is not a substitute for the prospectus/proxy statement Antigenics and Aquila Biopharmaceuticals, Inc. have filed with the Securities and Exchange Commission. Investors are urged to read that document because it contains important information. The proxy statement/prospectus and other documents filed by Antigenics and Aquila with the SEC are available free of charge at the SEC's website (www.sec.gov) and from Antigenics or Aquila.



SLIDE:

Forward Looking Statements

The presentation contains forward-looking statements. These include statements about, the future financial position of Antigenics and Aquila, their ability to generate positive cash flows, the potential commercial success of programs in development, and the consummation of the merger. Several risks and uncertainties could cause actual results to differ materially from those projected in the forward-looking statements. These factors include the ability to satisfy regulatory requirements, the outcome of clinical trials, the ability to convince the medical community to adopt products, competition from pharmaceutical and biotechnology companies, difficulties and costs associated with integration of the businesses, the strength of intellectual property rights, and the risk factors included in the Antigenics and Aquila SEC filings, including in Antigenics' Registration Statement on Form S-4 filed on September 20, 2000, and any amendments thereto, under the heading "Risk Factors." We encourage you to carefully review these risk factors.



                                                                     ANTIGENICS

                                                                       [LOGO]

SLIDE:
                        ANTIGENICS' STRATEGIC ADVANTAGE

- Superior technology for treatment of major diseases

- Lead product in phase III clinical development

- Science extensively published and independently validated

- Financially strong

- Blockbuster commercial potential


                                                                     ANTIGENICS

                                                                       [LOGO]


SLIDE:

                                   WHAT WE DO
                                Cancer Vaccines:
                               In Clinical Trials


                                          --- lymph node

                                          --- stomach

                                          --- kidney

[GRAPHIC OF HUMAN BODY WITH ARROWS        --- pancreas
POINTING AT LISTED ORGANS OMITTED]
                                          --- colon

                                          --- skin

                                          --- sarcoma

                                                                     ANTIGENICS

                                                                       [LOGO]

SLIDE:
                        ONCOPHAGE CLINICAL TRIAL PROGRAM

CANCER         PHASE        INSTITUTION                 PATIENTS

Renal Cell     III          Multi-center trial          500+

Carcinoma      II           M D Anderson                60

               I/II         M D Anderson                38

Melanoma       II           Istituto dei Tumori         40

               I/II         M D Anderson                36

Colorectal     II           Istituto dei Tumori         30

Non-Hodgkin's  II           M D Anderson                35
Lymphoma

Gastric        I/II         Johannes-Gutenberg          30

Pancreatic     I            Memorial Sloan-Kettering    5

Sarcoma        II           Memorial Sloan-Kettering    35


SLIDE:

                                   WHAT WE DO
                         Drugs for Infectious Diseases


                   BACTERIA
             (e.g. Tuberculosis)

             [GRAPHIC OF BACTERIA
                IMAGE OMITTED]
                                                 PARASITE
                                              (e.g. Malaria)

                                           [GRAPHIC OF PARASITE
                                              IMAGE OMITTED]

     [GRAPHIC OF HUMAN
       BODY OMITTED]


                  VIRUS
              (e.g. Herpes)

            [GRAPHIC OF VIRUS
              IMAGE OMITTED]

                                                                     ANTIGENICS

                                                                       [LOGO]

SLIDE:
                               THE IMMUNE SYSTEM:

                      The Natural Guardian Against Disease




                                - Distinguishes healthy
                                  from diseased cells

[GRAPHIC OF OUTLINE OF          - Result is reduced toxicity
  HUMAN BODY OMITTED]
                                - Immunological memory


                                                                     ANTIGENICS

                                                                       [LOGO]

SLIDE:

                         NEED FOR DRUGS WHICH ACTIVATE
                               CELLULAR IMMUNITY


                                  - Cancer

                                  - Herpes

[GRAPHIC OF HUMAN BODY            - HIV
 WITH SPHERICAL IMAGES
 IN VARIOUS LOCATIONS             - Tuberculosis
       OMITTED]
                                  - Malaria



                                                                     ANTIGENICS

                                                                       [LOGO]

SLIDE:

                              HEAT SHOCK PROTEINS

                                                   - Natural molecules that
                                                     exist in all cells

               [GRAPHIC OF HEAT SHOCK              - Natural role in generation
                  PROTEIN OMITTED]                   of immune response

[GRAPHIC OF HUMAN BODY    [GRAPHIC OF HEAT SHOCK   - Bind proteins and
WITH ARROWS POINTING         PROTEIN OMITTED]        peptides
 TO DIFFERENT PARTS
      OMITTED]                                     - Comprise cell's antigenic
                 [GRAPHIC OF HEAT SHOCK              repertoire or "fingerprint"
                    PROTEIN OMITTED]
                                                   - Act as natural adjuvants



                                                                     ANTIGENICS

                                                                       [LOGO]


SLIDE:

                                 HOW HSPs WORK


         Normal Cell

[GRAPHIC OF NORMAL CELL OMITTED]


                                                       Diseased Cell

                                             [GRAPHIC OF DISEASED CELL OMITTED]

- Heat shock proteins bind
  the entire antigenic repertoire




                                                                     ANTIGENICS

                                                                       [LOGO]

SLIDE:

                                 HOW HSPs WORK




                                      [GRAPHIC OF HEAT SHOCK PROTEIN
                                    AND TUBULAR SHAPED OBJECT OMITTED]


- Purification of HSP antigen
  complexes from diseased cells




                                                                     [ANTIGENICS
                                                                        LOGO]

SLIDE:

                                 HOW HSPs WORK




                                   [GRAPHIC OF HEAT SHOCK PROTEIN WITH
                                       SUBSTANCE ENTERING TUBULAR
                                         SHAPED OBJECT OMITTED]



- Purification of HSP antigen
  complexes from diseased cells



                                                                     [ANTIGENICS
                                                                        LOGO]

SLIDE:

                                 HOW HSPs WORK






[GRAPHIC OF HUMAN BODY WITH
    SYRINGE POINTED AT
       ARM OMITTED]





                                                         - Injection of purified
                                                           HSP-peptide complexes




                                                                     [ANTIGENICS
                                                                        LOGO]

SLIDE:


                                 HOW HSPs WORK

                            HSP RECEPTOR INTERACTION




       [DENDRITIC
         CELL
    GRAPHIC OMITTED]




                                                                     [ANTIGENICS
                                                                        LOGO]

SLIDE:

                                 HOW HSPs WORK

                            HSP RECEPTOR INTERACTION


   [DENDRITIC
      CELL
GRAPHIC OMITTED]




                                                                     [ANTIGENICS
                                                                        LOGO]


SLIDE:
                                 HOW HSPs WORK



   [GRAPHIC OF HUMAN BODY WITH
SPHERICAL IMAGES GROUPED IN VARIOUS
       LOCATIONS OMITTED]
                                                                     [ANTIGENICS
                                                                        LOGO]

SLIDE:

                                 HOW HSPs WORK









                 [GRAPHIC OF HUMAN BODY WITH SPHERICAL IMAGES
                         GROUPED IN VARIOUS LOCATIONS]





                                                                     [ANTIGENICS
                                                                        LOGO]


SLIDE:

                      EMERGENCE OF INDIVIDUALIZED MEDICINE



[UPPER RIGHT ARROW GRAPHIC OMITTED]          [LOWER RIGHT ARROW GRAPHIC OMITTED]

                                 Diseases are more
                               diverse (individualized)
                             than historically believed
Discoveries in:                                                  Requirement for
 Immunology                                                       individualized
 Molecular Biology                                                   treatment
 Genomics

SLIDE:

                      EMERGENCE OF INDIVIDUALIZED MEDICINE


                                   ANTIGENICS

                                   IS LEADING

                                THE DEVELOPMENT

                           OF PERSONALIZED MEDICINES

Discoveries in:                                           Requirement for
 Immunology                                                individualized
 Molecular Biology                                           treatment
 Genomics




SLIDE:

                              PRECLINICAL STUDIES

                                SURVIVAL CURVES


Micrometastatic Disease                                  Bulky Disease

Percentage Survival

100

 80

 60     [LINE GRAPH OMITTED]                         [LINE GRAPH OMITTED]

 40

 20
                                         N=40                              N=10
  0  25  50  75  100  125  150  175  200  225        0       20      40      60




        Days After Surgery                         Days After Tumor Challenge



                                  -  Oncophage
                                  -  Placebo


                                                                      ANTIGENICS
                                                                         LOGO

SLIDE:

                     CLINICAL STUDIES: METASTATIC MELANOMA

                                SURVIVAL CURVES

        ADJUVANT PATIENTS                             RESIDUAL DISEASE PATIENTS

Percentage of Patients

100                    Oncophage

 80
                                                            Oncophage
 60      [LINE GRAPH OMITTED]                         [LINE GRAPH OMITTED]

 40

 20
                           N=20                                             N=16
  0  0    6    12    18     24                     0      6      12    18    24

     Overall Survival                                    Overall Survival
         (months)                                            (months)


New cases in 1999: 44,200          Deaths: 7000



                                                                      ANTIGENICS

                                                                        [LOGO]


SLIDE:

                     CLINICAL STUDIES: RENAL CELL CARCINOMA


   ANTIGENICS TRIAL                                  GLEAVE ET AL NEJM 1998

Percentage of Patients

100

 80
      [LINE GRAPH OMITTED]                            [LINE GRAPH OMITTED]
 60

 40        Oncophage
                                                                    Placebo
 20
    N=34                                           N=90
  0   5     10     15     20                     0     5     10     15     20

     Time to Progression                              Time to Progression
        (months)                                           (months)



                                                                      ANTIGENICS

                                                                        [LOGO]

SLIDE:

                               CLINICAL STUDIES:
                         PANCREATIC AND GASTRIC CANCERS



Pancreatic Cancer                                  Gastric Cancer

Treated:      N=5                                  Treated:    N=10

Alive:        N=3 (>2 years)                       Alive:      N=5

Expired:      N=2                                  Expired:    N=5

New cases 1999:   28,600                       New cases 1999:     21,900
Deaths 1999:      28,600                       Deaths 1999:        13,500

                                                                      ANTIGENICS

                                                                        [LOGO]


SLIDE:

                             STATUS OF ANTIGENICS'
                             PERSONALIZED MEDICINE


-  Logistically feasible

-  Cost competitive

-  Easy to administer

                                                                      ANTIGENICS

                                                                        [LOGO]

SLIDE:

                           ANTIGEN DELIVERY WITH HSPS


    Gene-encoded antigens                         Heat Shock Proteins

[GRAPHIC OF ANTIGENS OMITTED]         [GRAPHIC OF HEAT SHOCK PROTEINS OMITTED]
    [DOWN ARROW OMITTED]                        [DOWN ARROW OMITTED]





                              Therapeutic Vaccine

                    [GRAPHIC OF THERAPEUTIC VACCINE OMITTED]




                                                                      ANTIGENICS

                                                                        [LOGO]

SLIDE:

                                PRODUCT PIPELINE


                                                                               CLINICAL
PRODUCT       INDICATION                 RESEARCH   PRECLINICAL   PHASE I/II   PHASE II   PHASE III
---------------------------------------------------------------------------------------------------

CANCER
 Oncophage(R) Renal Cell Carcinoma ------------------------------------------------------------ >
              Melanoma ------------------------------------------------------------- >
              Colorectal Cancer ----------------------------------------------------- >
              Gastric Cancer------------------------------------------------- >
              Pancreatic Cancer ------------------------------------------------- >
              NHL -------------------------------------------------------------------- >
              Sarcoma ---------------------------------------------------------------- >
HSPPC-70-C    Various Cancers--------------------- >
HSPPC-90-C    Various Cancers -------------------- >
HSPPC-56-C    Various Cancers -------------------- >                             Target Market:
                                                                                 > $15 billion
INFECTIOUS DISEASES                                                                in annual
HSPPC-96-GH   Genital Herpes -------------------------------- >                   revenue US
HSPPC-70-GH   Genital Herpes ------------------------------- >                     products
HSPPC-56-I    Various Infect. Dis. -------------- >
HSPPC-70-I    Various Infect. Dis. -------------- >

AUTOIMMUNE DISORDERS
gp96          Type 1 Diabetes ------------------- >
              Multiple Sclerosis ---------------- >



                                                                      ANTIGENICS

                                                                        [LOGO]

SLIDE:

                             LEADING PATENT ESTATE


Antigenics' issued US patents cover use of HSPs in treatment of cancer, infectious diseases and autoimmune disorders

- In US, 13 issued, 7 allowed & over 40 pending patents

-  Patents and applications cover:

   -  Composition of matter
   -  Medical use
   -  Treatment protocol
   -  Methods of manufacturing


                                                                      ANTIGENICS

                                                                        [LOGO]

SLIDE:

                                 OUR KEY PEOPLE


-  Successful companies
   (Elan Corporation, Alza Corporation, Immunex, PerSeptive Biosystems, Warner Lambert, Genzyme, Boerhinger Mannheim)

-  Global financial institutions
   (Deutsche Bank, Barclays Bank)

-  Centers of cutting edge research
   (University of Connecticut, Rockefeller University, Imperial Cancer Research Fund, Max Planck Institute, Memorial Sloan-Kettering
   Cancer Center)

-  Nobel Laureate
   (Physiology or Medicine)



                                                                      ANTIGENICS

                                                                        [LOGO]

SLIDE:


                          TERMS OF AQUILA ACQUISITION

-  Stock-for-stock, tax-free transaction

-  Aquila's shareholders receiving .2898 Antigenics' shares

-  2.5 million Antigenics shares issued (- 9%)

-  $40 million equity value

-  Transaction expected to close Nov 2000

- Transaction will be neutral to Antigenics' earnings in 2001 and 02 and accretive in '03 and '04


SLIDE:
                             WHAT WE ARE ACQUIRING

-  One marketed product

-  11 products in clinical trials

-  Two technology platforms

    -  QS-21 adjuvant

    -  CD1 antigen discovery

-  6 partnerships with leading pharmaceutical companies

-  $5 million expected revenue in 2000

-  40 professionals

-  Manufacturing capacity

SLIDE:

                             BENEFIT OF ACQUISITION

- Additional tools for vaccine development

   - QS-21 activates antibody response (also enhances CTL response)

   - HSP activates CTL response

   - Combination can better target infectious diseases

- Expands Antigenics' product pipeline

   - Aquila's trials primarily in infectious and neurodegenerative diseases

   - Antigenics' trials in cancer

   - Combination better positions Antigenics as leader in immunotherapy

- Aquila's existing corporate partnerships complement Antigenics direct marketing strategy


SLIDE:
                         ANTIGENICS' STRATEGIC ADVANTAGE

- Superior technology for treatment of major diseases

- Lead product in phase III clinical development

- Science extensively published and independently validated

- Financially strong

- Blockbuster commercial potential


                                                                       [LOGO]
                                                                     ANTIGENICS

SLIDE:


                                     [LOGO]

                              wwww.antigenics.com